International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019
T: 212-765-5500
F: 212-708-7144
June 9, 2011
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:	International Flavors & Fragrances Inc. Form 10-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended March 31, 2011 File No. 1-4858
Dear Mr. Decker:
International Flavors & Fragrances Inc. (“IFF” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated May 16, 2011. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Company Response:
Additional disclosures or other revisions to our future filings are included, as applicable, in the Company’s response; in each instance, such additional disclosures are identified as such.
Business
Distribution, page 4
2.	On page 5, you indicate that sales to your largest customer accounted for 10% of your sales in 2010 and 11% in 2009 and 2008. Please disclose the name of this customer for each period presented pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please also revise your segment footnote on page 61 to include the disclosures required by ASC 280-10-50-42, including but not limited to the total amount of revenues for each customer that accounted for 10% or more of your revenues and the identity of the segment or segments reporting the revenues. Please also tell us what consideration you gave to providing the disclosures regarding concentrations required by ASC 275-10-50-16 to -20, including but not limited to the loss of a significant customer.

Company Response:
We had one customer that accounted for 10% of our total net sales in 2010 and 11% in each of 2009 and 2008. However, based on the nature of our relationship with this customer, the nature of the customer’s business and the efforts that would be involved for it to transition its business away from us, we do not believe the loss of this customer would have a material adverse effect on our business. Such a loss, if it were to occur, would likely only happen over an extended period of time. The vast majority of our product formulas are proprietary in nature; therefore, our customers are not easily able to procure the same products from other suppliers in a short period of time. The customer in question purchased over 700 unique products from us in 2010. It is extremely unlikely that this customer would end its relationship with us in the short-term and procure all of these formulas/products from other suppliers.
Furthermore, we are concerned that disclosure of the name of our largest customer could potentially impact sourcing decisions by other key customers resulting in such customers rebalancing their purchases amongst our competitors. We are concerned that if other customers, who most likely compete with this large customer, learn the name of this customer, such other customers may decide to buy from our competitors. Our largest direct competitors do not publicly disclose the name of their largest customer, although, we acknowledge that most are not SEC registrants. In addition, this large customer, like many others, has requested that we keep confidential the nature of our business relationship with them. Maintaining this confidentiality is an important component of their ability to enhance consumer branding and recognition. Therefore, we believe that disclosing the name of our largest customer would be detrimental to our business and our ability to compete in the market place.
The following response contains the information requested by the Commission in regards to additional disclosures in accordance with ASC 280-10-50-42 and an indication of our likely disclosure which we would propose to include in our Segment Information footnote to the financial statements in future filings.
We had one customer that accounted for more than 10% of our consolidated net sales in all periods presented. Net sales to this customer were $xxx million, $273 million and $251 million in 2011, 2010 and 2009, respectively. The majority of these sales were in the Fragrances segment.
In assessing the guidance set forth in ASC 275-10-50-16, we concluded that a near-term event that would cause a severe impact to our business was not reasonably possible. We have considered various factors in developing this conclusion as described on pages 3, 5 and 20 of our 2010 Form 10-K and summarized as follows:
“We produce more than 34,000 unique compounds...” Often times, these compounds are unique to the customer as well as the region to which it is sold and as a result, can represent a unique business rationale and reason for supply. “No single compound represents more than 2% of net sales.” We are not reliant on any one individual compound to sustain our business. “We maintain our own sales and distribution facilities in 33 countries...” We are not heavily present or dependant in one country in which we operate. “We purchase roughly 10,000 different raw materials from many sources all over the world.” “We have not experienced a work stoppage or strike...”

Based on the foregoing, we do not believe we have significant vulnerable concentrations in our customers, product groups, supply chain or geographical regions that would expose us to a near-term severe impact. Nevertheless, it should be noted that we disclose the following in Note 15 (Concentrations of Credit Risk) on page 75 of our 2010 Form 10-K, “There are also limited concentrations of credit risk with respect to trade receivables because of the large number of customers spread across many industries and geographic regions.”
Financial Statements
Statements of Cash Flows, page 45
3.	Please supplementally provide us with a breakout for 2010 and 2009 of the amounts included in the changes in other assets line item in net cash provided by operations. Please also consider breaking out the larger components of this line item in your statements of cash flows.
Company Response:
Changes in Other assets in our Consolidated Statement of Cash Flows for 2010 and 2009 includes changes in pension assets, value-add tax (VAT) receivables, accounts receivable other than trade receivables, prepayments and deferred charges and deferred tax assets. A breakout of the related amounts is as follows:

	For the Year Ended December 31,
(DOLLARS IN THOUSANDS)	2010	2009
Pension assets	$(22,808)	$(33,394)
VAT receivable	(11,760)	(509)
Accounts receivable, excluding trade	(8,694)	(3,218)
Prepayments and deferred charges	(6,882)	(11,714)
Deferred tax assets (1)	(4,131)	(24,434)
Other long-term assets	358	(12,540)

Change in other assets	$(53,917)	$(85,809)

(1)	Includes certain non-cash balance sheet reclassifications of deferred tax asset amounts that should have been eliminated against deferred tax liabilities within Other liabilities in the statement of cash flows. There was no impact on operating cash flows, our Consolidated Balance Sheets, Consolidated Statements of Net Income or debt covenant compliance ratios. We have revised our statement of cash flows for the three months ended March 31, 2010 in our 2011 first quarter Form 10-Q to eliminate this non-cash activity and will revise our statement of cash flows in future filings for all periods presented.

We have explained the changes in Other assets and Other liabilities, year over year, in Management’s Discussion and Analysis — Financial Condition on page 30 of our 2010 Form 10-K as follows, “The decrease in other assets and liabilities were driven by long-term incentive plan payments, lower deferred taxes and pension and other post retirement benefit payments.”
We will consider breaking out the larger components of other assets in future filings based on quantitative factors, such as percentage to total operating cash flows for the respective period, and qualitative factors, such as the nature and frequency of the transaction.
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Income Taxes, page 48
Note 9. Income Taxes, page 55
4.	Please enhance your disclosures to provide the following:
•	On page 29, you disclose that effective utilization of the cash generated by your international operations is a critical component of your tax strategy. You also indicate that strategic dividend repatriation from foreign subsidiaries creates U.S. taxable income, which enables you to recognize deferred tax assets. Please disclose whether or not there have been repatriations during the periods presented in your financial statements. If there have been one or more repatriations, please also disclose the nature, amount, timing and special circumstances surrounding each of these repatriations.
•	On page 48, you disclose that additional taxes which would result from distributions by subsidiary companies to the parent are provided to the extent anticipated. You also state that no provision is made for additional taxes on undistributed earnings of subsidiary companies that are intended to be indefinitely invested in such subsidiaries. Your disclosure implies that it is the anticipation of a distribution from a foreign subsidiary that establishes the liability. However, it is the inability to affirmatively conclude your foreign earnings are indefinitely invested that result in the need for a tax liability. Please clarify and revise your disclosures accordingly. Refer to ASC 740-30-25-17.
•	On page 57, you disclose the U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided on a cumulative total of $799 million of undistributed earnings of foreign subsidiaries. You also indicate that you intend to reinvest these earnings indefinitely in your foreign subsidiaries. If there have been prior repatriations, please tell us supplementally how you continue to overcome the presumption that income taxes should be provided for your undistributed foreign earnings, along with your specific plans demonstrating how you have invested or will invest the remaining undistributed earnings as of December 31, 2010 and March 31, 2011 pursuant to ASC 740-30-25-17.
•	Your disclosure on page 29 regarding your strategic dividend repatriation and your disclosures on pages 48 and 57 asserting that you intend to reinvest indefinitely undistributed earnings of foreign subsidiaries are confusing and potentially contradictory. Please revise your disclosures to provide additional clarity for readers.
•	Please consider enhancing your financial condition discussion on page 30 to disclose:
•	The amounts of cash and cash equivalents and other short-term investments held by foreign subsidiaries as of each balance sheet date as compared to your overall amounts.
•	A statement that you would have to accrue and pay U.S. taxes to repatriate these funds.
•	A statement that you do not intend to repatriate these funds.

Company Response:
We regularly repatriate varying levels of current year earnings from selected non-U.S. subsidiaries to fund ongoing financial obligations at the parent-company level. Specifically, we repatriate foreign earnings to satisfy U.S. dividend and debt service requirements as well as a portion of our corporate overhead expenses. We will revise future filings to include the following under “Income Taxes” in our Management’s Discussion and Analysis:
The Company regularly repatriates, in the form of dividends from its non-U.S. subsidiaries, a portion of its current year earnings to fund financial obligations in the U.S. These repatriations of current year earnings totaled $xxx million, $207 million and $150 million in 2011, 2010 and 2009, respectively.
Through corporate planning exercises, cash flow modeling and historical experience, we have determined that we have the intent and plans to reinvest $799 million of undistributed non-U.S. earnings indefinitely. More specifically, this reinvestment funds our non-U.S. activities including working capital, operating expenses and capital investments to support future international growth (including, for example, our publicly announced plans to spend more than $100 million for new facilities in Singapore and China.) The financing of these activities and investments will come from non-U.S. sourced cash flows. We have not provided for U.S. taxes payable on accumulated undistributed foreign earnings because these amounts are considered indefinitely reinvested. In future filings, we will revise our disclosure in Note 1 (Nature of Operations and Summary of Significant Accounting Policies) as follows:
~~Additional taxes which would result from distributions by subsidiary companies to the parent are provided to the extent anticipated.~~ The Company regularly repatriates a portion of current year earnings from select non—U.S. subsidiaries. No provision is made for additional taxes on undistributed earnings of subsidiary companies that are intended and planned to be indefinitely invested in such subsidiaries.
In the three fiscal years covered by our 2010 Form 10-K, we did not repatriate funds in excess of the consolidated current year foreign earnings in any given period.
We will revise our disclosure in Note 9 (Income Taxes) in future filings as follows:
U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided on a cumulative total of $799 million of undistributed earnings of foreign subsidiaries. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations and/or capital projects.
We will consider in future filings disclosing the amounts of cash and cash equivalents and other short-term investments held by our non-U.S. subsidiaries as of each balance sheet date as compared to our overall amounts. If we determine such disclosure will enhance an investor’s understanding of our financial position, we will also include a statement that we would have to accrue and pay U.S. taxes to repatriate these funds; however, we do not intend to repatriate these funds.

Note 16. Commitments and Contingencies
5.	In discussing the patent claims litigation, you say it will not have a material adverse impact on your balance sheet or liquidity, but could have a material adverse impact on your cash flows or results of operations in a particular period. Please disclose the range of reasonably possible losses above the amount accrued or state that they cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate. Refer to ASC 450-20-50.
Company Response:
In light of the nature and stage of the patent claims litigation, we do not believe it is possible to estimate the range of reasonably possible losses above the amount accrued for purposes of ASC 450-20. To date, there have been no rulings on the merits or determinations of liability, if any, against the Company. Particularly in the absence of any merits-related rulings, the amount of reasonably possible losses depends upon a number of contested variables that do not lend themselves to reasonable estimation, including but not limited to patent validity, alleged infringement, the determination, if necessary, of royalty bases and rates, and the overlapping allegations of unfair competition. We will revise our disclosure in Note 16 (Commitments and Contingencies) in future filings relating to the patent claims litigation when we cannot estimate a range of reasonably possible losses as follows:
The Company is unable to reasonably estimate the amount or realistic range of reasonably possible losses above its recorded liability, if any, that might result if the outcome of this matter is unfavorable.
In addition, we believe that providing information at this point about possible losses in the patent claims litigation above the amount accrued would seriously prejudice our litigation position. It would implicitly reveal our strategic thinking about the case if we provided further public disclosure about possible losses and it may, therefore, as an unintended consequence, divulge highly confidential information to the plaintiff. Accordingly, any such further disclosure could prejudice prospects of meaningful settlement or alternative resolution of this litigation and would be contrary to the best interests of our shareholders. We have serious concerns that providing information about possible losses, either in our public disclosures or supplementally to the staff, might be deemed to waive the attorney-client privilege or the protections of the attorney work product doctrine with respect to information that has been or will be communicated by or to our attorneys and that would be part of an evaluation of possible liability. We have this same concern about the threat to the protections afforded by the attorney-client privilege and the attorney work product doctrine with regard to any information we may provide outsiders about the conversations and analyses we have had with our attorneys in trying to assess our liability, including evaluating if such a liability could be estimated or would be reasonably possible.
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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, International Flavors & Fragrances Inc.
/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer